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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             VendingData Corporation
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                                (Name of Issuer)


                             Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                   92261Q 10 3
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                                 (CUSIP Number)


 Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119, (702) 733-7195
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                   January 1, 2002
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP NO. 92261Q 10 3                                          PAGE 2 OF 4 PAGES


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eric S. Huson
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
         Not Applicable
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [_]

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6.   Citizenship or Place of Organization
                  United States
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               7.   Sole Voting Power
  NUMBER OF                66,461
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  70,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  66,461
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           70,000
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,519,024.5
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]
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13.  Percent of Class Represented by Amount in Row (11)
                  6.59%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  IN
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


                                  SCHEDULE 13D

CUSIP NO. 92261Q 10 3                                          PAGE 3 OF 4 PAGES

         This Schedule 13D ("Schedule 13D") of Eric S. Huson is filed with respect to his ownership of common stock, $.001 par value, of VendingData Corporation, a Nevada corporation.
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ITEM 1.  SECURITY AND ISSUER.

         Common Stock, $.001 par value (the "Common Stock") of VendingData Corporation (the "Issuer"), 6830 Spencer Street, Las Vegas, Nevada 89119.
--------------------------------------------------------------------------------
ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Eric S. Huson

     (b) 121 SW Morrison, Suite 1400, Portland, Oregon 97204

     (c) Shareholder of the Issuer

     (d) Mr. Huson has not, during the last five years, been convicted in a criminal proceeding.

     (e) Mr. Huson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Huson is a citizen of the United States of America.
--------------------------------------------------------------------------------
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.
--------------------------------------------------------------------------------
ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of this Schedule 13D is to report Mr. Huson's beneficial ownership of Common Stock, including the Company's January 1, 2002, stock option grant to Mr. Huson to purchase 1,000 shares of Common Stock (the "Grant"). The Grant was issued to Mr. Huson pursuant to the terms of the Company's 1999 Directors' Stock Option Plan.
--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     a-b. AGGREGATE BENEFICIAL OWNERSHIP

                                          PRESENTLY OWNED           PERCENTAGE

--------------------------------------------------------------------------------

          Sole Voting Power                   66,461                   .17%
          Shared Voting Power                 70,000                   .18%
          Sole Dispositive Power              66,461                   .17%
          Shares Dispositive Power            70,000                   .18%
                                        ----------------------------------------
          Total Beneficial Ownership       2,519,024.5                6.59%


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                                  SCHEDULE 13D
CUSIP NO. 92261Q 10 3                                          PAGE 4 OF 4 PAGES


         The sole voting and dispositive power of Mr. Huson consists of 38,461 shares issuable upon the conversion of certain indebtedness, 25,000 shares issuable upon the exercise of certain warrants, and 3,000 shares issuable upon the exercise of certain options.

         The shared voting and dispositive power of Mr. Huson consists of 70,000 shares of the Company's common stock held by Tower Rock Partners, LLC, an entity in which Mr. Huson has an interest.

         The total beneficial ownership of Mr. Huson consists of 66,461shares over which Mr. Huson possesses the sole voting and dispositive power, 70,000 shares over which Mr. Huson possesses shared voting and dispositive power, and 2,382,563.5 shares owned by the Richard S. Huson Marital Trust U/T/A dated 9/4/98, a trust for which Mr. Huson is a beneficiary.

         The percentages reflect the percentage share ownership with respect to 38,129,072 shares, the shares of the Company's common stock outstanding as of February 11, 2002.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
               TO SECURITIES OF THE ISSUER.

         None.
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           ERIC S. HUSON,
                                           an individual


Dated: February 11, 2002                   By: /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Eric S. Huson, an individual




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).